FY2004 Unconsolidated Financial Results     [FASF LOGO]
                     (April 1, 2003 through March 31, 2004)   [GRAPHIC OMITTED]
         (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)
        English translation from the original Japanese-language document

                                                                    May 11, 2004

Company name                                               : Toyota Motor Corporation
Stock exchanges on which the shares are listed             : Tokyo, Nagoya, Osaka, Fukuoka and Sapporo
                                                             Stock Exchanges in Japan
Code number                                                : 7203
Location of the head office                                : Aichi Prefecture
URL                                                        : http://www.toyota.co.jp
Representative                                             : Fujio Cho, President
Contact person                                             : Takahiko Ijichi, General Manager, Accounting Division
                                                             Tel. (0565)28-2121
Date of the meeting of the Board of Directors for FY2004   : Tuesday, May 11, 2004
financial results
Provision for interim cash dividends                       : Provision exists.
Date of the ordinary general meeting of shareholders       : Wednesday, June 23, 2004
Number of shares in unit share system                      : 100 shares

1. Results of FY2004 (April 1, 2003 through March 31, 2004)

(1) Unconsolidated financial results                                          (Amounts less than one million yen are omitted)
------------------------------------------------------------------------------------------------------------------------------------
                               Net sales                        Operating income                     Ordinary income
------------------------------------------------------------------------------------------------------------------------------------
                            Million yen            %             Million yen           %               Million yen          %
FY2004                        8,963,712        (2.6)                 833,791     (- 3.2)                   915,728     ( 2.6)
FY2003                        8,739,310        (5.5)                 861,323      (15.0)                   892,676     (16.1)
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
                            Net income               Net income     Net income      Return on       Ratio of       Ratio of
                                                     per share       per share       equity         ordinary       ordinary
                                                      - basic        - diluted                     income to       income to
                                                                                                  total assets     net sales
------------------------------------------------------------------------------------------------------------------------------------
                         Million yen           %             Yen            Yen              %               %              %
FY2004                       581,470     (- 8.3)          171.08         171.06            9.9            10.5           10.2
FY2003                       634,059      (34.8)          178.12         178.12           11.2            10.5           10.2
----------------- -------------------- ----------- --------------- -------------- -------------- --------------- --------------

Note 1: Average number of shares issued and outstanding in each year: FY2004 3,394,992,707 shares, FY2003 3,555,613,073 shares

Note 2: Regarding net sales, operating income, ordinary income and net income, the figures in parentheses show percentage of changes from the previous year.

(2) Cash dividends
------------------------------------------------------------------------------------------------------------------------------------
                      Annual cash dividends per share         Total amount of       Dividends payout    Ratio of total amount
                                                           annual cash dividends         ratio             of dividends to
                                                                                                         shareholders' equity
------------------------------------------------------------------------------------------------------------------------------------
                                  Interim      Year-end
------------------------------------------------------------------------------------------------------------------------------------
                          Yen          Yen           Yen            Million yen                     %                       %
FY2004                  45.00        20.00         25.00                151,246                  26.0                     2.5
FY2003                  36.00        16.00         20.00                125,833                  19.8                     2.2
------------------------------------------------------------------------------------------------------------------------------------

(3) Unconsolidated financial position
------------------------------------------------------------------------------------------------------------------------------------
                        Total assets            Shareholders' equity       Ratio of shareholders'    Shareholders' equity per
                                                                                   equity                      share
----------------- -------------------------- --------------------------- --------------------------- --------------------------
                               Million yen                 Million yen                           %                        Yen
FY2004                           8,817,164                   5,984,675                        67.9                   1,796.75
FY2003                           8,592,823                   5,703,321                        66.4                   1,652.15
----------------- -------------------------- --------------------------- --------------------------- --------------------------

Note 1: Number of shares issued and outstanding at the end of each year:
        FY2004 3,330,470,317 shares, FY2003 3,451,617,645 shares
Note 2: Number of treasury stock at the end of each year: FY2004
        279,527,175 shares, FY 2003 158,379,847 shares

                     FY2004 Unconsolidated Financial Results
                     (April 1, 2003 through March 31, 2004)
         (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)
        English translation from the original Japanese-language document

2. Estimate of unconsolidated results of FY2005 (April 1, 2004 through March 31, 2005)

-------------------------------------------------------------------------------
                                      Net sales  Ordinary income  Net income
-------------------------------------------------------------------------------
                                     Million yen  Million yen    Million yen

FY2005 semi-annual (for six-month     4,400,000      370,000        220,000
period ending September 30, 2004)

FY2005                                9,000,000      830,000        520,000
-------------------------------------------------------------------------------

Cautionary Statement with Respect to Forward-Looking Statements
     This report contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies affecting Toyota's automotive operations in the markets in which Toyota operates, particularly laws, regulations and policies relating to trade restrictions environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies affecting Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold. A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in the "Operating and Financial Review and Prospects" and "Information on the Company" sections and elsewhere in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.